

September 8, 2011

Mr. Kevin Copp
Chief Financial Officer
Hellenic Telecommunications Organization S.A.
99 Kifissias Avenue
GR 15124 Amaroussion
Athens, Greece

> **Re:** **Hellenic Telecommunications Organization S.A.**
> **Form 20-F for the fiscal year ended December 31, 2010**
> **Filed June 17, 2011**
> **Forms 6-K**
> **Filed June 1, 2011 and June 23, 2011**
> **File No. 1-14876**

Dear Mr. Copp:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide us with the requested information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2010

16.F. Change in Registrant's Certifying Accountant, page 192

1. We note that on May 26, 2011, the Board of Directors resolved to recommend the appointment of PriceWaterhouseCoopers to your shareholders. Please tell us why the disclosures under paragraphs (a) and (b) of Item 16.F were not required.

17. Long-Term Borrowings

(a) Syndicated Loans, page F-38

2. We note that as of December 31, 2010, no draw-downs had been made from the Revolving Credit Facility which however was fully drawn subsequent to your balance sheet date. If borrowings from your Revolving Credit Facility during the reporting period were materially different than the period-end amounts recorded in the financial statements, please disclose in the MD&A the intra-period variations to facilitate investor understanding of your liquidity position. Refer   to http://www.sec.gov/rules/interp/2010/33-9144fr.pdf. Please provide us the proposed disclosures that you will include in future filings.

Forms 6-K filed on June 1, 2011 and June 23, 2011

3. We note that your shareholders approved the "exoneration of … the Auditors of all liability, for the fiscal year 2010, pursuant to article 35 of C.L. 2190/1920." We also note that the notice for such approval was disclosed in your Form 6-K filed June 1, 2011 and your auditors' report is dated June 16, 2011. Please tell us why this approved exoneration did not impair your auditors' independence. Refer to your basis in the appropriate guidance.

Please file all correspondence over EDGAR. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kathryn Jacobson, Senior Staff Accountant, at (202) 551-3365 or Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Robert S. Littlepage for

Larry Spirgel
Assistant Director